AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

Overview

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the November 30, 2006 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the Company’s February 28, 2006 audited consolidated financial statements.  The discussions in this MD&A are based on information available as of January 15, 2007.  Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.

Forward-looking Statement

This document contains certain forward-looking information based on management’s best estimate and the current operating environment.  The forward-looking statements depend on a number of factors and involve risks and uncertainties.  When and if used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for future operations.  Readers are cautioned not to place undue reliance on forward-looking statements.  A number of important factors, as discussed herein, and in our other continuous disclosure documents, could cause actual results to differ materially from those expressed in such forward-looking statements.

Responsibility of Management

The preparation of the financial statements, including the accompanying notes, is the responsibility of management.  Management has the responsibility of selecting the accounting policies used in preparing these statements.  In addition, management’s judgment is required in preparing estimates contained in the financial statements.

Disclosure Controls

An evaluation was performed under the supervision and with participation of the Company’s senior management, including the President and Chief Financial Officer and Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures as of November 30, 2006.  Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of November 30, 2006.

AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

Summary of Quarterly Results ( in $'000)

Quarter	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,
Ended	2006	2006	2006	2006	2005	2005	2005	2005

Sales	$ 1,316.8	$ 2,529.4	$ 2,288.1	$ 934.6	$ 1,774.2	$ 2,220.4	$ 2,017.1	$ 890.5

Gross profit	$ 567.5	$ 1,013.5	$ 1,018.9	$ 243.6	$ 753.8	$ 950.9	$ 870.7	$ 323.1

Operating
income (loss)	$ (197.2)	$ 223.3	$ 322.2	$ (487.8)	$ 15.8	$ 292.5	$ 299.6	$ (241.2)

Interest and
amortization	$ 82.6	$ 78.4	$ 75.0	$ 96.0	$ 53.8	$ 55.5	$ 54.4	$ 54.9

Other income
and expense	$ -	$ -	$ -	$ 1,611.9	$ -	$ -	$ -	$ -

Total assets	$ 3,399.8	$ 3,794.9	$ 3,154.8	$ 2,987.5	$ 3,515.2	$ 3,254.8	$ 3,191.9	$ 2,569.9

Shareholders'
equity (Deficit)	$ 11.5	$ 208.7	$ (14.7)	$ (336.9)	$ 868.0	$ 872.2	$ 599.7	$ 320.1

DESCRIPTION OF BUSINESS

The Company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. The Company is expanding its range of product offerings to cover a wide range of safety and daily living items.  In addition to product offerings, the Company has also entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems (IER).  The Company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the United States.  During the year, the Company set-up its first retail store called “65 Plus” focused on serving the needs of the elderly and disabled.

AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

DESCRIPTION OF BUSINESS (continued)

In order to improve competitiveness in the field of nursing call and emergency alert systems, the Company has announced the signing of an agreement to acquire the distribution rights to Ultra Wideband (UWB) technology.  In addition to UWB technology, the Company also announced the signing an exclusive licensing agreement with V, L.L.C. to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  LVA is a computer software-based technology that analyzes the frequencies of the sound waves of a human voice and provides an emotional/psychological analysis of the speaker.  As part of this development program, the Company intends to develop a proprietary hardware telecommunications device with a voice component to incorporate the LVA technology within its existing Integrated Emergency Response (IER) monitoring system and within a general home security system.  The Company will combine the LVA software technology with its hardware platform development efforts to enable a fully integrated telecommunications-based security product for both commercial senior care facility and home residential security applications.

In order to achieve these goals, the Company is attempting to complete financings previously announced and negotiate additional financings.  The Company trades on the OTC Bulletin Board under the symbol (AHCKF).

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Sales for the reporting period ended November 30, 2006 consisted of scooters, power chairs, scooter accessories, daily living aids, cushions, disposables, IER monitoring services, and USA retail sales.  Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  Sales for the nine months ended November 30, 2006 increased by 2% to $6,134,301 as compared to $6,011,690 for the same period in the previous year.  Sales for the three months ended November 30, 2006 decreased by 26% to $1,316,824 as compared to $1,774,212 for the same period in the previous year due to lower sales for the IER monitoring division during the quarter.  Year to date sales increased as a result of higher volume of existing products and sales.  For the nine months ended November 30, 2006, 89% of the total sales were from scooters, power chairs and scooter accessories, 9% were from daily living aids, 1.5% were from IER monitoring services and 0.5% was from retail sales.

Gross profit decreased by 25% to $567,476 from $753,832 for the three months ended November 30, 2006 and increased 1% from $2,575,424 to $2,599,839 for the nine months ended November 30, 2006 as compared to similar periods in the previous year.  Gross profit as a percentage of sales was 42.4% for the nine months ended November 30, 2006 as compared to 42.8% for the same period last year.  For the three months ended November 30, 2006, gross profit as a percentage of sales was 43.1% as compared to 42.5% for the same period in the previous year.  Gross profit as a percentage of sales has been stable despite the decrease in sales for the quarter ended November 30, 2006 as compared to the same period in the previous year.

AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

Results of Operations (continued)

Selling expenses as a percentage of net sales for the three and nine months ended November 30, 2006 was 23.1% and 15%, respectively, compared to 14.4% and 12.9% in the same periods last year.  The overall dollar amount increased by $47,639 for the quarter and $148,747 for the year to date compared to the same periods a year ago.  The increase in selling expenses as a percentage of sales is higher for the quarter due to lower sales in the quarter.  The year to date increase is comprised of higher advertising, delivery and salaries costs and if off-set by lower travel and communication costs.  Advertising and salaries costs are higher due to the addition of the retail store in Bellevue, WA that opened in November 2005.

General and administrative costs as a percentage of net sales for the three and nine months ended November 30, 2006 were 35% and 21.7%, respectively, compared to 27.2% and 19.9% in the same periods a year ago.  The overall dollar amount actually decreased by $21,026 for the quarter and increased by $135,167 for the year to date compared to the same periods a year ago.  Bad debts expense increased by $11,932 for the nine months ended November 30, 2006 as a result of three customers being sent to a collection agency for overdue balances.  The increase in insurance, office, and occupancy costs of $32,873 for the nine months ended November 30, 2006 is due to the opening of the retail outlet in the United States.  Interest and bank charges increased by $85,750 for the nine months ended November 30, 2006.  Of this increase, $54,238 is interest paid on additional long-term debt funds totaling $500,000 received in November 2005 from the Business Development Bank of Canada.  The balance of the increase is due to the increase in the existing bank credit facility with the Royal Bank of Canada.  Salaries and consulting costs increased by $65,497 year to date as a result of additional programming staff hired for the development of the Layered Voice Analysis (“LVA”) technology and the integration of this technology with the Company’s existing IER monitoring system.  Legal fees decreased by $109,732 to $174,472 for the nine months ended November 30, 2006 compared to $284,204 for the same period in the previous year.  Legal costs in the previous year were higher due to an employee wrongful dismissal claim, due diligence costs of various transactions announced by the Company, and ongoing costs of the lawsuit against the TSX Venture Exchange.  Public company related costs of transfer agent and regulatory and travel costs increased by $49,021 for the nine months ended November 30, 2006 as compared to the same period last year as the Company focused its efforts in attracting investor interest.

Operating income decreased by $212,969 for the quarter ended November 30, 2006 to a lost off $197,168 compared to an operating income of $15,801 for the same quarter last year.  Year to date operating income decreased by $259,499 to $348,407 as compared to $607,906 for the same period last year.  The quarter to date and year to date decrease is primarily attributable to the higher salaries, office, and occupancy costs of the Company’s retail store in Bellevue, WA.

AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, shareholder advances and funds obtained from the Term debt.  The company’s bank borrowings and the Term debt contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of November 30, 2006, the company was in compliance with all covenant requirements.  The Company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover, amongst other damages, instigated by the TSX Venture Exchange and the corresponding lawsuit.  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.

Year to date operating activities resulted in cash outflows of $299,468 compared to outflows of $186,247 for the same period last year.  This increase in cash outflows is attributable to changes in working capital accounts of accounts receivable, inventory, prepaids, and accounts payable.

Year to date cash flows utilized by investing activities were $29,689 compared to $61,276 for the same period in the previous year.  The cash flows were higher in the previous year due the investment in store fixtures for the retail outlet and the investment in the further software development of the IER monitoring system.

Year to date cash flows from financing activities were $329,157 compared to $247,523 for the same period last year.  These cash flows were comprised of proceeds from the bank credit facility and advances from the shareholders of $375,000 and were offset by the principal repayment of the long-term debt.

AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

Operating Leases

The Company is committed to operating leases for premises and vehicles.

Future minimum payments are as follows:

November 30, 2007	$325,467
November 30, 2008	165,063
November 30, 2009	14,355
November 30, 2010	13,159

$518,044

The Company has committed to increase its facilities in Delta, B.C. by an additional 25,094 square feet from April 2007 until March 2008.  The additional lease costs of $181,932 will be off-set by sub-leasing to existing tenants.

Commitments

a)

On March 28, 2005, the Company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the Company within one year.  The Company will pay CDN$350,000 in total over this period for the exclusive distribution rights.  The Company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.  As at November 30, 2006, the Company has paid a total of $200,000 for the exclusive distribution rights.  These payments are included in receivables as they are refundable and will be repaid if Wireless 2000 fails to deliver a functional commercial quality product.

b)

On July 5, 2005, the Company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the Company to further its vision of providing improved security and monitoring in Healthcare facilities.  As at November 30, 2006, Vytron has not met certain terms and conditions and the Company is attempting to continue the due diligence on Vytron.

c)

On July 11, 2005, the Company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the Company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.  As at November 30, 2006, TOTALtrak has not met certain terms and conditions and the Company is attempting to re-negotiate the agreement.  The Company has advanced a total of $17,837 (USD $15,500) to TOTALtrak in order to keep negotiations ongoing.  These advances are included in receivables as they are refundable.

AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

Commitments (continued)

d)

On February 15, 2006, the Company announced the signing of an exclusive 20-year North American licensing agreement with V, L.L.C. of Richmond, VA to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  The Company will pay $114,000 (USD $100,000) in total for the exclusive licensing agreement and will also pay a 20% royalty on all Net Profits on Sales of the Residential Security Device.  As at November 30, 2006, the Company has paid a total of $57,800 (USD $50,000).  This payment is included in receivables as the amount is refundable and will be repaid if V does not provide an appropriate, working Software Development Kit (SDK) within 30 days of receipt of notice from the Company.

e)

As at November 30, 2006, the Company has outstanding letters of credit for inventory in the amount of $193,799 ($123,962 - February 28, 2006).

Related Party Transactions

a)

The Company has agreed to enter into an agreement with WISE, a Company controlled by the CEO.  As at November 30, 2006, a total of $11,196 was provided to WISE as part of the agreement to share in the revenue from the operations of WISE.   An interim agreement has been entered into and the agreement will be finalized upon completion of the WISE products.

b)

The Company paid $28,411 (2005 – $31,481) in interest during the period to the President of the Company on shareholders advances totalling $501,607.

c)

The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash (2005 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

d)

The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil) to the current directors, excluding the President and the CEO, for their services rendered to the Company form the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

e)

The Company paid and or accrued a total of $234,000 (2006 - $234,000) in management fees during the period to the President and to the CEO in the normal course of operations.

AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

Share Capital

Authorized

300,000,000 common shares without par value

200,000,000 preference shares without par value

On August 31, 2006, at the Annual General Meeting, the Company obtained shareholder approval from the shareholders to increase the authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and Fully Paid

235,572,391 common shares

On December 8, 2005, 76,500 shares were cancelled and returned to treasury.

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to the directors, excluding the President and the CEO, for services provided since 2002, 1,150,000 common shares were issued to the employees for compensation and 174,850,000 common shares were issued to the President and to the CEO for damages suffered in the reverse-take-over.

Stock Options

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available was increased from 8,777,811 to 47,000,000 at the Company’s Annual General Meeting on August 31, 2006.   There were no options issued or outstanding as at November 30, 2006.

Warrants

As at November 30, 2006, there were no warrants outstanding.

AMS Homecare Inc.

Consolidated Financial Statements for the Nine Months Ended November 30, 2006

Management’s Discussion and Analysis

Risk Management

The Company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions are not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.  The Company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the Company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the Company to the risk of changing interest rages that may have an effect on its earnings in future periods.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company faces risk from its competition.  In order to mitigate this risk, the Company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The Company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the Company will be able to close these financing deals.

The Company received a cease trade order from the British Columbia Securities Commission on July 10, 2006 as a result of the Company’s auditors not providing their audit opinion letter on the February 28, 2006 financial statements.  The Company has since retained new auditors and has filed the requisite documentation to have the cease trade order removed.  As for the Company’s OTCBB listing, the year end audited statements and the Form 20F annual report were both filed on time.

Subsequent Events

There have been no material events subsequent to November 30, 2006 and prior to the date of this report, that have not been disclosed in this MD&A.